Jardines

04 FEB 23 AM 7:21

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

HONGKONG LAND HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2964

04010038

3rd February 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Hongkong Land Holdings Limited
Disclosure of Interests – Substantial Shareholder

We attach for your information a notification dated 3rd February 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

encl.

dlw 2/24

Full Text Announcement

Company	Hongkong Land Hldgs Ld
TIDM	HKLD
Headline	Holding(s) in Company
Released	09:42 3 Feb 2004
Number	9273U

HONGKONG LAND HOLDINGS LIMITED ("HKLH")
DISCLOSURE OF INTERESTS - SUBSTANTIAL SHAREHOLDER

On 3rd February 2004, HKLH was notified that as at 29th January 2004, Credit Agricole Lazard Financial Products Bank ("CAL FP Bank") was interested in 78,982,710 ordinary shares of HKLH representing 3.44% of the issued ordinary share capital of HKLH.

The holding of CAL FP Bank was previously disclosed at 4.11% in January 2003.

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Hongkong Land Holdings Limited

3rd February 2004

www.hkland.com

END